EXHIBIT 8.1

List of Subsidiaries

Name	Country of Incorporation	Proportion of Ownership

Louvem Mines Inc.	Canada	100%
Camflo Mill Inc.	Canada	100%
Patricia Mining Corp.	Canada	100%